Via EDGAR

July 3, 2014

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:         U.S. Rare Earths, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed April 15, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2014
Filed May 15, 2014
File No. 0-31199

Dear Mr. Spirgel:

On behalf of our client, U.S. Rare Earths, Inc., a Nevada corporation (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2014, relating to the above referenced filings. We are concurrently submitting via EDGAR this letter and Amendment No. 1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (“Amendment No. 1”). For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter, as well as both a clean copy of the Registration Statement and a copy marked to show all changes from the version submitted on May 14, 2014.

For your convenience, the below responses correspond to the numbered comments in the Comment Letter.

Cautionary Note Regarding Forward-Looking Statements, page 3

1.
We note your reference to the Private Securities Litigation Reform Act. Please delete all reference to this safe harbor. It is inapplicable in this context, because the company is an issuer of penny stock. See Section 21E(b)(1)(C) of the Exchange Act.

The Company acknowledges the Staff’s comment and has deleted reference to this safe harbor.

Business and Properties, page 6

Company History and Structure, page 6

2.
Please revise to clarify the basis of the statement that the minerals claims held by Seaglass Holding Corp are located “on, near, or adjacent to anomalous features believed to contain rare earth elements.”

The Company has revised its disclosure on page 6 in Amendment No. 1 to clarify that this statement is based on geological studies published by various government agencies and its own exploration efforts.

Rare Earth Element Prices, page 11

3.
Please revise to clarify the basis of the statement that “the results of our exploration to date and prior exploration activity on our prospects cause us to believe that these opportunities are worth pursuing.”

The Company has revised its disclosure on page 12 of Amendment No. 1 to clarify that this statement is based on geological studies published by various government agencies, as well as the Company’s own exploration efforts. The Company has expanded its disclosure in a new sub-section entitled “Exploration Work - Future Exploration Work” for each of the Company’s main projects on pages 19, 27, 32, and 37 to explain the basis of why it believes future exploration is warranted.

Montana and Idaho, page 12

4.
We note your statement that you hold 700 claims on 14,000 acres in this section and elsewhere in your filing. However you only describe 612 mining claims related to 12,088 acres in your filing. Please address this variance in your amended filing and reconcile to your Form 10-K.

The Company has revised this variance on page 13 of Amendment No. 1 and elsewhere. In addition, the Company has included on page 13 of Amendment No. 1 a summary table of its mining claims by state, project/prospect, claim count and covered acres.

5.
Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

●	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
●	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
●	A north arrow.
●	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
●	A title of the map or drawing, and the date on which it was drawn.
●	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

                Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

The Company has revised its disclosure in Amendment No. 1 to insert such a small-scale map for each of the following projects: Lemhi Pass and Last Chance (Figure 2 on page 16), Sheep Creek and North Fork (Figure 3 on page 23), Diamond Creek (Figure 4 on page 34) and Powderhorn (Figure 6 on page 39).

Last Chance, page 45

6.	Please revise your filing and disclose the following information for each of your material properties:

●	The nature of your ownership or interest in the property.
●	A description of all interests in your properties, including the terms of all underlying agreements and royalties.
●	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
●
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

●
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

●
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

●	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7. In addition, for those properties that are not material to your company, please include a statement to that effect in your property description.

The Company has revised its disclosure to include a sub-section entitled “Mineral Rights Ownership, Maintenance and Description” for each of its projects on pages 16, 21, 23, 29, 34 and 39 of Amendment No. 1.

7.	We note your Last Chance mining claims average 21.36 acres in size, which is larger than the maximum allowed for unpatented lode claims. Please revise your filing to addresses this variance.

The Company has revised its disclosure in Amendment No. 1 to revise the acre size by including the acre size for each of its material claims (which does not exceed 20.66 acres in size) within its projects, which can be found within the sub-section entitled “Mineral Rights Ownership, Maintenance and Description” on pages 16, 21, 23, 29, 34 and 39 of Amendment No. 1.

8.
Please revise your filing and disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

●	The location and means of access to your property, including the modes of transportation utilized to and from the property.
●	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
●	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
●	A description of any work completed on the property and its present condition.
●	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
●	A description of equipment, infrastructure, and other facilities.
●	The current state of exploration of the property.
●	The total costs incurred to date and all planned future costs.
●	The source of power and water that can be utilized at the property.
●	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

The Company has revised its disclosure in Amendment No. 1 to include the following subsections for each of its projects: “Location,” “Mineral Rights Ownership, Maintenance and Description,” “History of the Project,” “Geological Setting,” “Exploration Work,” “Project Mineralogy” and “Power, Water and Infrastructure.”

9.
We note you disclose previous mining activities on your mineral properties. Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities. The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

The Company has revised its disclosure in Amendment No. 1 to include a subsection entitled “History of the Project” for each of its projects (pages 18, 21, 26, 31, 36 and 49 of Amendment No. 1) and in addition has included a subsection entitled “Environmental Concerns Related to Historical Workings” on pages 15 and 38 of Amendment No. 1.

10.	It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

●	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
●
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

●	If there is a phased program planned, briefly outline all phases.
●	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
●	Disclose how the exploration program will be funded.
●	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

The Company has revised its disclosure in Amendment No. 1 to include a subsection entitled “Exploration” for each of its projects on pages 18, 22, 27, 32, 37 and 50 of Amendment No. 1.

11.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery. Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance/Quality Control (QA/QC) protocols you have developed for your exploration program. These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

The Company has revised its disclosure in Amendment No. 1 to include a subsection entitled “Sampling and Analysis” for each of its projects on pages 20, 22, 28, 33, 37 and 50 of Amendment No. 1.

Risk Factors, page 20

12.
Please disclose whether your officers and/or directors have visited your claims, and if so, when and for how long. If they have not visited your claims, please add to your related risk factor disclosure.

Certain of the Company’s officers and/or directors have made visits to certain of the Company’s projects in the past, disclosure of which is made on page 59 of Amendment No. 1. Since these visits did not cover all of the Company’s claims and only included a small number of the Company’s current officers and directors, the Company has included risk factor disclosure on page 59 of Amendment No. 1.

Our management has concluded that we have material weaknesses, page 21

13.	Please revise, here or elsewhere, to clarify what steps are being taken to remedy these weaknesses.

The Company has revised its disclosure on page 56 in Amendment No. 1 to clarify what steps are being taken to remedy these weaknesses.

Estimates of mineralized material are based on interpretation and assumptions. . ., page 14

14.	Please clarify what is meant by “current estimates” of mineralized material. Tell us in your response what types of estimates you have previously made and where you have made them.

The Company advises the staff that it does not have current estimates and has not made previous estimates of mineralized material. As such, the Company has removed this risk factor as it is not yet applicable to the Company.

Risk Factors, page 20

15.
Please disclose whether your officers and/or directors have visited your claims, and if so, when and for how long. If they have not visited your claims, please add to your related risk factor disclosure.

Please refer to the response to comment 12 above.

Estimates of mineralized material are based on interpretation and assumptions. . ., page 23

16.	Please clarify what is meant by “current estimates” of mineralized material. Tell us in your response what types of estimates you have previously made and where you have made them.

Please refer to the response to comment 14 above.

Our management has concluded that we have material weaknesses, page 24

17.	Please revise, here or elsewhere, to clarify what steps are being taken to remedy these weaknesses.

Please refer to the response to comment 13 above.

Certain Relationships and Related Transactions, page 57

18.	Describe the reasons behind the dispute between the parties affiliated with Mr. Lattimore and the parties affiliated with Mr. Cassidy.

The dispute arose out of an attempt, in August 2012, by a group of shareholders – Deworth Williams, Edward Cowle and an affiliated entity – to take control of the Company by purportedly removing Daniel McGroarty, Greg Schifrin and Kevin Cassidy from the board of directors. At the time, Messrs. Williams and Cowle were members of the Company’s board and were affiliates of the Company prior to the time that the Company began acquiring its rare earth mining claims in 2010.

It is noted that the dispute was not between parties affiliated with Mr. Lattimore and parties affiliated with Mr. Cassidy rather it was between the Company and Messrs. Williams and Cowle.

19.	Please state whether or not the board determined that the terms of each transaction were no less favorable to the company than could be obtained from an unrelated party.

The Company has deleted this statement from Amendment No. 1 and intends to adopt a formal policy with respect to related person transactions prior to commencement of this offering, which will apply to all related person transactions going forward. The Company intends to update its related person transaction disclosure further upon adoption of the related person transaction policy.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Consolidated Financial Statements for the Quarter Ended March 31, 2014

Notes to Financial Statements

Accrued Employee Taxes, page 12

20.
Please disclose in future filings why the Company has not accrued potential interest or penalties for unremitted FICA payroll taxes due to the IRS for years ended December 31, 2011 through 2013, and advise us.

The Company acknowledges the Staff’s comment and will make such disclosure in future filings.

21.
If material, please disclose the amount of unrecorded stock-based compensation to officers, employees and independent contractors for the years ended December 31, 2013 and 2012. Further, please confirm that all stock-based compensation to Board members, officers, employees, and independent contractors was recognized in your financial statements for fiscal years 2012 and 2013.

The Company does not believe that the unreported amounts of stock-based compensation for the years ended December 31, 2013 and 2012 are material.

Although the Company failed to report the awards for tax purposes, all stock-based compensation to officers, employees and independent contractors were recorded in the financial statements for the years ended December 31, 2013, 2012 and 2011.

Note 7. Other Current Liabilities, page 10, and
Note 8. Related Party Transactions, Repurchase Options, page 15

22.
Please disclose in future filings how the Company intends to satisfy the remaining $924,000 balance due and payable for share repurchase agreements entered into with former shareholders during the year ended December 31, 2013. We note the Company made payments totaling $1,344,999 during the quarter ended March 31, 2014 and only has remaining cash on hand of $115,825.

The Company acknowledges the Staff’s comment and will make such disclosure in future filings.

Should the Staff have any additional comments or questions, please direct such to me at (212) 930 9700 or in my absence to Gary Emmanuel at (646) 810-0601.

Very truly yours, /s/ Jeff Fessler Jeff Fessler

cc:           Kevin Cassidy